March 16, 2006

Sent Via Fax (202) 772-9369

United States Securities and Exchange Commission
Division of Corporate Finance
100F Street, N.E.
Washington, D.C. 20549-7010

Attn: Jennifer Gallagher

Re: U.S. Energy Corp.
Post-Effective Amendment No. 1 to Form S-1
Filed October 25, 2005
File No. 333-115477

Form 10-Q for the Period Ended September 20, 2005
Filed November 14, 2005

Supplemental Information

Dear Ms. Gallagher;

Our outside SEC counsel, Mr. Steve Rounds, notified me yesterday that you and Karl Hiller had visited with him regarding our response letter of February 21, 2006. Mr. Rounds indicated that you had requested that we prepare a schedule detailing out the net gain for U.S. Energy Corp., Crested Corp. and Yellowstone Fuels Inc. from the sale of Rocky Mountain Gas on June 1, 2005. Additionally Mr. Rounds indicated that you would like to see what the employees, directors and others were paid out of the total $20 million in compensation paid by Enterra.

Please find the table you requested attached to this letter. You will see that the total compensation paid was $19,999,970 which accounts for a $30 wire transfer fee that RMG paid when the initial $500,000 cash was wired in from Canada. You will see that the total consolidated compensation received by U. S. Energy was $18,904,313 less (1) the buy out of an over riding royalty of $266,000, (2) book basis of $2,869,944, (3) the 10% discount taken on the Acquisition Class D shares of $1,178,596 and (4) income taxes of $235,000 for a net gain on the disposal of Rocky Mountain Gas of $14,354,876.

United States Securities and Exchange Commission
U.S. Energy Corp. - Post Effective Amendment No 1 to From S-1
March 16, 2006

Crested recognized a gain of $5,292,184 on the sale of Rocky Mountain Gas while Yellowstone Fuels Inc. recorded a net book loss of $360,794.

All of the Enterra Initial Units that were received by U.S. Energy and Crested were sold during the third quarter of 2005. Yellowstone Fuels still holds its Enterra Initial Units. The Class D shares in Acquisitions are convertible automatically on a one to one basis at June 1, 2006 into Enterra units. It currently is management’s plans to sell the Class D shares as quickly as possible after June 1, 2006 without disrupting the market for the security. U.S. Energy, Crested and Yellowstone Fuels have no control over Enterra Acquisitions, do not give direction to Acquisitions or to Enterra and are only shareholders of the Class D shares, and do not participate in any manner in other assets which Acquisitions has acquired or may acquire in the future. We are not entitle do dividends or other distributions on the Class D shares. We only will be entitled to dividends on the Enterra units as paid from June 1, 2006.

On a related matter, Mr. Rounds said that you inquired about the other business activities of Acquisitions. We are not kept informed of Enterra’s activities either generally or with specific reference to Acquisitions. However, as a result of your discussion with Mr. Rounds, we have reviewed some of the many Form 6-K filings made by Enterra Energy Trust in the third quarter 2005 and first quarter 2006. For example, the Form 6-K filed on March 3, 2006 discloses that Enterra, through Acquisitions, was in the process of closing a US $249 million acquisition of Oklahoma oil and gas properties. The precise terms of the transaction (e.g. when the Acquisitions equity is exchangeable into Enterra units) are not disclosed. Enterra also apparently runs acquisitions through other entities - an example appears to be Rocky Mountain Acquisition Corp. (not to be confused with our sold subsidiary Rocky Mountain Gas, Inc.). Enterra’s Form 6-K of October 25, 2005 discloses that a holder of ‘Enterra Energy Corp.’ or RMAC exchangeable shares can convert to Enterra units at any time. But all of these other activities are of limited interest to us: To the extent Enterra’s acquisitions are profitable, the value of its units may increase, but again, we have no participation rights in Acquisitions or the other Enterra subsidiaries. As a final note, also as relayed to us by Mr. Rounds, in response to your question on Enterra’s dividend policy (or distribution policy, as the entity is a trust) Enterra’s Form 6-K of October 25, 2005 stated that the original monthly distribution rate was US$0.10 per unit; at January 15, 2005, the rate was increased to US $0.14.

The second issue that Mr. Rounds indicated that you had discussed was the fact that we have just discovered that we are going to have to amend our Form 10-Q’s for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 due to an inadvertent error we made in booking a convertible debt facility which we entered into on February 4, 2005. At the time the transaction was closed we did research, sought counsel from our outside auditors as well as an additional audit firm as to how the transaction should be booked.

United States Securities and Exchange Commission
U.S. Energy Corp. - Post Effective Amendment No 1 to From S-1
March 16, 2006

        We recognized the appropriate discount on the fair value of the warrants which were issued in conjunction with the $4,720,000 debt facility. The item which we overlooked was the intrinsic value of the Beneficial Conversion Feature. During the course of closing our books and records for the year and consultations with our auditors, we became aware that EITF 98-5 had not been complied with as we had not correctly calculated the beneficial conversion feature. We had not considered that fair value of the warrants had not been deducted from the face amount of the debt in determining whether a beneficial conversion feature existed.

We voluntarily have discussed the issue with our outside auditors and have agreed to amend our quarterly filings as indicated above. The entire amount of the convertible debt was converted to common stock during the year ended December 31, 2005 so the entire amount of the beneficial conversion feature is to be amortized as interest expense during the year ended December 31, 2005. The non cash adjustments to income will be $15,400 in the quarter ended March 31, 2005, $1,543,200 for the quarter ended June 30, 2005 and $110,900 for the quarter ended September 30, 2005. We plan on filing these amended Form 10-Q’s at the same time we file our Form 10K.

To avoid these types of issues in the future we continue to send our staff members to SEC and accounting training sessions annually. We also have subscribed to the RIA Checkpoint software which gives us updated information as well as gives us the opportunity of doing more comprehensive research. Lastly we have requested that our outside auditors perform more extensive procedures each quarter as a part of their reviews of our interim financial information.

Should you wish to discuss these matters further you can reach me at (307) 856-9271 or Mr. Rounds at (303) 377-6997. We would like to resolve these issues so we can move forward with our filings on a timely basis. Your assistance is greatly appreciated.

Sincerely,

Robert Scott Lorimer,
CFO/V.P. Finance

cc.  Steve Rounds
   Daniel P. Svilar
   Mark Weber